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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 19)

FARGO ELECTRONICS, INC.
(Name of Subject Company (Issuer))

RUSHMORE ACQUISITION CORP.
ZEBRA TECHNOLOGIES CORPORATION
(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

    30744P 10 2
(CUSIP Number of Class of Securities)

EDWARD L. KAPLAN
Chairman
Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, Illinois 60061
Tel.: (847) 634-6700

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

COPIES TO:

HERBERT S. WANDER, ESQ. MARK D. WOOD, ESQ. Katten Muchin Zavis Rosenman 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Tel.: (312) 902-5200	BRUCE A. MACHMEIER, ESQ. THOMAS A. LETSCHER, ESQ. Oppenheimer Wolff & Donnelly LLP Plaza VII, Suite 3300 45 South Seventh Street Minneapolis, Minnesota 55402-1609 Tel.: (612) 607-7000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        Zebra Technologies Corporation, a Delaware corporation ("Zebra"), and Rushmore Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of Zebra, hereby amend and supplement their Tender Offer Statement on Schedule TO, originally filed on August 3, 2001 and amended and supplemented by Amendment No. 1 thereto dated August 15, 2001, Amendment No. 2 thereto dated August 17, 2001, Amendment No. 3 thereto dated August 30, 2001, Amendment No. 4 thereto dated September 14, 2001, Amendment No. 5 thereto dated September 28, 2001, Amendment No. 6 thereto dated October 12, 2001, Amendment No. 7 thereto dated October 26, 2001, Amendment No. 8 thereto dated November 9, 2001, Amendment No. 9 thereto dated November 26, 2001, Amendment No. 10 thereto dated December 10, 2001, Amendment No. 11 thereto dated December 21, 2001, Amendment No. 12 thereto dated January 9, 2002, Amendment No. 13 thereto dated January 24, 2002, Amendment No. 14 thereto dated February 5, 2002, Amendment No. 15 thereto dated February 7, 2002, Amendment No. 16 thereto dated February 22, 2002, Amendment No. 17 thereto dated March 8, 2002 and Amendment No. 18 thereto dated March 22, 2002 (as so amended and supplemented, the "Schedule TO"), with respect to Merger Sub's offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), including the associated rights to purchase preferred stock (collectively, the "Shares"), of Fargo Electronics, Inc., a Delaware corporation ("Fargo"), at a purchase price of $7.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2001 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), copies of which have been previously filed herewith as Exhibits 99.1(a)(1)(A) and 99.1(a)(1)(B), respectively. This Amendment No. 19 to the Schedule TO constitutes the final amendment to the Schedule TO. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION.

        Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

          As of March 27, 2002, Zebra, Merger Sub and Fargo entered into an agreement (the "Termination Agreement") which terminated the Acquisition Agreement and the parties' respective rights, benefits and obligations thereunder. Further, upon the termination of the Acquisition Agreement and the Offer, the Stockholder Agreements terminated in accordance with their terms. A copy of the Termination Agreement is filed as Exhibit 99.1(d)(9) to the Schedule TO and is incorporated herein by reference. The joint press release issued on March 27, 2002 by Zebra and Fargo with respect to such termination is filed as Exhibit 99.1(a)(5)(S) to the Schedule TO, and the information set forth in the press release is incorporated herein by reference.

          Pursuant to the Termination Agreement, the Offer terminated on Wednesday, March 27, 2002. As a result of the termination of the Acquisition Agreement and the Offer, no Shares were accepted for payment or paid for pursuant to the Offer, and all Shares previously tendered will be promptly returned to the tendering stockholders.

ITEM 12. EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

99.1(a)(5)(S)	Joint Press Release issued by Zebra and Fargo on March 27, 2002
99.1(d)(9)	Termination Agreement dated as of March 27, 2002, by and among Zebra, Merger Sub and Fargo

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ZEBRA TECHNOLOGIES CORPORATION
By:	/s/ CHARLES R. WHITCHURCH
Name: Charles R. Whitchurch Title: Chief Financial Officer and Treasurer
RUSHMORE ACQUISITION CORP.
By:	/s/ CHARLES R. WHITCHURCH
Name: Charles R. Whitchurch Title: Vice President, Treasurer and Secretary

March 27, 2002

EXHIBIT INDEX

Exhibit Number	Description
99.1(a)(1)(A)	Offer to Purchase, dated August 3, 2001
99.1(a)(1)(B)	Letter of Transmittal
99.1(a)(1)(C)	Notice of Guaranteed Delivery
99.1(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.1(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.1(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.1(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on August 3, 2001
99.1(a)(5)(A)	Complaint filed by James Stewart in District Court, Fourth Judicial District, County of Hennepin, State of Minnesota on August 13, 2001
99.1(a)(5)(B)	Joint Press Release issued by Zebra and Fargo on August 17, 2001
99.1(a)(5)(C)	Joint Press Release issued by Zebra and Fargo on August 30, 2001
99.1(a)(5)(D)	Joint Press Release issued by Zebra and Fargo on September 14, 2001
99.1(a)(5)(E)	Joint Press Release issued by Zebra and Fargo on September 28, 2001
99.1(a)(5)(F)	Joint Press Release issued by Zebra and Fargo on October 12, 2001
99.1(a)(5)(G)	Joint Press Release issued by Zebra and Fargo on October 26, 2001
99.1(a)(5)(H)	Joint Press Release issued by Zebra and Fargo on November 9, 2001
99.1(a)(5)(I)	Joint Press Release issued by Zebra and Fargo on November 26, 2001
99.1(a)(5)(J)	Joint Press Release issued by Zebra and Fargo on December 10, 2001
99.1(a)(5)(K)	Joint Press Release issued by Zebra and Fargo on December 21, 2001
99.1(a)(5)(L)	Joint Press Release issued by Zebra and Fargo on January 9, 2002
99.1(a)(5)(M)	Joint Press Release issued by Zebra and Fargo on January 24, 2002
99.1(a)(5)(N)	Joint Press Release issued by Zebra and Fargo on February 5, 2002
99.1(a)(5)(O)	Joint Press Release issued by Zebra and Fargo on February 7, 2002
99.1(a)(5)(P)	Joint Press Release issued by Zebra and Fargo on February 22, 2002
99.1(a)(5)(Q)	Joint Press Release issued by Zebra and Fargo on March 8, 2002
99.1(a)(5)(R)	Joint Press Release issued by Zebra and Fargo on March 22, 2002
99.1(a)(5)(S)*	Joint Press Release issued by Zebra and Fargo on March 27, 2002

99.1(d)(1)	Acquisition Agreement, dated July 31, 2001, by and among Fargo, Zebra and Merger Sub
99.1(d)(2)	Confidentiality Agreement, dated July 10, 2001, by and between Zebra and Fargo
99.1(d)(3)	Exclusivity Agreement, dated July 10, 2001, by and between Zebra and Fargo
99.1(d)(4)	Form of Stockholder Agreement, dated as of July 31, 2001, by and between Zebra and each of certain entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc.
99.1(d)(5)	Form of Stockholder Agreement, dated as of July 31, 2001, by and between Zebra and each of Fargo's directors and executive officers
99.1(d)(6)	Amendment No. 1 dated as of August 30, 2001 to Acquisition Agreement by and among Fargo, Zebra and Merger Sub
99.1(d)(7)	Amendment No. 2, dated as of October 11, 2001, to Acquisition Agreement by and among Zebra, Merger Sub and Fargo
99.1(d)(8)	Amendment No. 3, dated as of February 5, 2002, to Acquisition Agreement by and among Fargo, Zebra and Merger Sub
99.1(d)(9)*	Termination Agreement dated as of March 27, 2002, by and among Zebra, Merger Sub and Fargo

*
Filed herewith; all others previously filed.

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  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX